Exhibit 99.5


Announcement of i) the retirement by rotation of two members of the Supervisory Board of ASML Holding N.V. (the "Company"), ii) the extension of the Supervisory Board from seven to eight members, and iii) the nomination for reappointment of one member and for appointment of two new members of the Supervisory Board.

The Supervisory Board announces that, on the basis of the rotation schedule drawn up by the Supervisory Board, its members messrs. J.W.B. Westerburgen and M.J. Attardo will retire by rotation as of March 24, 2005. Mr. Westerburgen has informed the Supervisory Board that he is available for reappointment per March 24, 2005. Mr. Attardo has informed the Supervisory Board that he is not available for reappointment.

The Supervisory Board furthermore announces that it wishes to extend the Supervisory Board from seven to eight members.

Having regard to the rights of recommendation of the General Meeting of Shareholders and the Works Council, the Supervisory Board hereby wishes to nominate Mr. Westerburgen for reappointment as member of the Supervisory Board as of March 24, 2005 and to nominate Mr. O.B. Bilous for appointment as member of the Supervisory Board as of March 24, 2005 for a maximum period of four years, in accordance with the rotation schedule.
Having regard to the strengthened right of recommendation of the Works Council the Supervisory Board furthermore wishes to nominate Ms. H.C.J. van den Burg for appointment as member of the Supervisory Board, also for a maximum period of four years, in accordance with the rotation schedule.

The Supervisory Board nominates Mr. Westerburgen for reappointment because of his past and expected future contribution to the Company and the Supervisory Board in particular.

The Supervisory Board nominates Mr. O.B. Bilous for appointment, because the Supervisory Board is of the opinion that Mr. Bilous would fit very well in the profile of the Supervisory Board, as Mr. Bilous would bring a wealth of knowledge with his extensive international experience in the semiconductor industry.
Furthermore, the Supervisory Board nominates Ms. Van den Burg for appointment because of the preference the Works Council has expressed with respect to her nomination, but in particular also because the Supervisory Board is of the opinion that Ms. Van den Burg would fit very well in the profile of the Supervisory Board, also considering her experience in the field of social policy, employee participation and corporate governance.

For further information about Messrs. Westerburgen and Bilous and Ms. Van den Burg see attachments.

Information in accordance with article 21, paragraph 4 of the Articles of
-------------------------------------------------------------------------
Association of ASML Holding N.V., regarding the nomination for reappointment
----------------------------------------------------------------------------
of Mr. J.W.B. Westerburgen as member of the Supervisory Board.
--------------------------------------------------------------


Name:                                    J.W.B. Westerburgen


Age:                                     62 years


Profession:                              Former Company Secretary and Head of
                                         Tax of Unilever


Member of the Supervisory Board of:      Unilever Nederland B.V.
                                         Rodamco Europe N.V.


Other relevant positions:                Former member of the Committee on
                                         Corporate Governance in the Netherlands
                                         (Peters Committee)
                                         Vice Chairman of the Association Aegon


Number of shares in the Company:         0

Information in accordance with article 21, paragraph 4 of the Articles of
-------------------------------------------------------------------------
Association of ASML Holding N.V., regarding the nomination for appointment of
-----------------------------------------------------------------------------
Mr. O.B. Bilous as member of the Supervisory Board.
---------------------------------------------------


Name:                                        O.B. Bilous


Age:                                         66 years


Profession:                                  Chairman of the Board of Directors
                                             of Sematech, Inc.


Member of the Supervisory Board of:          -


Other relevant positions:                    Member of the Board of Directors of
                                             Nantero, Inc.


Number of shares in the Company:             0

Information in accordance with article 21, paragraph 4 of the Articles of
-------------------------------------------------------------------------
Association of ASML Holding N.V., regarding the nomination for appointment of
-----------------------------------------------------------------------------
Ms. H.C.J. van den Burg as member of the Supervisory Board.
-----------------------------------------------------------


Name:                                      H.C.J. van den Burg


Age:                                       52 years


Profession:                                Member of the European Parliament,
                                           Member of the Committee on Economic
                                           and Monetary Affairs and Member of
                                           the Committee on the Internal Market
                                           and Consumer Protection


Member of the Supervisory Board of:        -


Number of shares in the Company:           0